Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Clearfield, Inc. (“Clearfield,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the general terms and provisions of our capital stock does not purport to be complete and is based upon and qualified by reference to our articles of incorporation and bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Minnesota Business Corporation Act, or MBCA, for additional information.

Authorized Shares of Capital Stock

The aggregate number of shares of capital stock that the Company has authority to issue is 55,000,000 shares, which consists of 50,000,000 shares of common stock, par value $0.01, and 5,000,000 undesignated shares, par value $0.01 per share.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Except as otherwise provided by law, our articles of incorporation or our bylaws, matters will generally be decided by the vote of the holders of a majority of the voting power present in person or represented by proxy. Our bylaws provide that the authorized number of directors shall be fixed from time to time by a resolution of the board of directors. Our board of directors is not classified.

Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to the rights, if any, of preferred shareholders. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and the liquidation preferences of outstanding shares of preferred stock, if any.

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption provisions applicable to the common stock.

All outstanding shares of our common stock are fully paid and non-assessable.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

The transfer agent and registrar for our common stock is Equiniti Trust Company.

Our common stock is currently listed on The NASDAQ Stock Market LLC under the trading symbol “CLFD.”

Preferred Stock

From the 5,000,000 undesignated shares of capital stock, 500 shares have been designated as 2% Series A Convertible Preferred Stock and 500,000 shares have been designated as Series B Junior Participating Preferred Shares. On July 18, 2000, the Company redeemed all 500 authorized and then issued shares of the 2% Series A Convertible Preferred Stock. The shares of 2% Series A Convertible Preferred Stock redeemed were cancelled and may not be reissued. No shares of Series B Junior Participating Preferred Shares are outstanding. The Series B Junior Participating Preferred Shares are summarized below under “Anti-Takeover Effects of Provisions of our Articles of Incorporation, our Bylaws and Minnesota Law.”

Under Clearfield’s articles of incorporation, our board of directors may, from time to time, establish by resolution from the undesignated shares different classes or series of shares and may fix the relative rights and preferences of said shares in any class or series. The Company’s board of directors has further authority to issue shares of the common stock to the holders of shares of the common stock and to the holder of any class or series of the undesignated shares and it may issue shares of any class or series of the undesignated shares to the holders of shares of the common stock and to the holder of any class or series of the undesignated shares, in any case, for any purpose.

Anti-Takeover Effects of Provisions of our Articles of Incorporation, our Bylaws and Minnesota Law

Certain provisions of Minnesota law, our articles of incorporation and our bylaws may be deemed to have an anti-takeover effect.

Series B Junior Participating Preferred Shares

On November 3, 2000, our board of directors adopted resolutions creating a series of preferred stock, par value $0.01 per share, designated as the Series B Junior Participating Preferred Shares and authorizing 500,000 shares as constituting the Series B Junior Participating Preferred Shares. The Series B Junior Participating Preferred Shares were created in connection with our shareholder rights plan which expired on November 13, 2010.

Under the shareholder rights plan when it was in effect, if any person or group (the “Acquiring Person”) became the beneficial owner of 15% or more of our outstanding common stock, all other holders of our common stock would be entitled to purchase from us 1/100 of a Series B Junior Participating Preferred Share at a price of $80 per 1/100 of a Preferred Share, subject to adjustment. In the event that any person or group became an Acquiring Person, each holder of this Preferred Share purchase right, other than rights that are or were beneficially owned by the Acquiring Person (which would thereafter be void), would thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of our common stock having a market value of two times the exercise price of the right. The effect of the shareholder rights plan was to dilute the Acquiring Person thereby making the cost of abusive unsolicited takeover practices prohibitive and create an incentive for a potential acquiror to negotiate in good faith with our board of directors.

Although the shareholder rights plan expired on November 13, 2010, our board of directors has the right to reinstate the shareholder rights plan or adopt a new shareholder rights plan without shareholder approval.

The resolutions creating the Series B Junior Participating Preferred Shares provide that the holders of Series B Junior Participating Preferred Shares are entitled, in preference to holders of common stock, to quarterly dividends when, if and as declared by our board of directors in an amount equal to the greater of $1 per share or 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series B Junior Participating Preferred Shares will be entitled to the greater of a minimum preferential liquidation payment of $100 per share or aggregate payment of 100 times the payment made per share of common stock. Each Series B Junior Participating Preferred Share will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series B Junior Participating Preferred Share will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary anti-dilution provisions. Series B Junior Participating Preferred Shares are not redeemable.

Designation of Capital Stock

The ability of our board of directors to designate classes or series of stock from our authorized stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Shareholder Meetings

Under our bylaws, annual meetings of our shareholders may be called only by our board of directors.

Under our bylaws, special meetings of our shareholders may be held at any time and for any purpose and may be called by the chief executive officer, chief financial officer, any two directors, or by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote on the matters to be presented to the meeting, except that a special meeting for the purpose of considering any action to directly or indirectly effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Nominations for election to our board of directors may be made by the board of directors or a committee appointed by the board of directors or by any shareholder entitled to vote generally in the election of directors who follows the advance notice procedures described in Section 2. 14-a of our bylaws. In general, a shareholder must submit a written notice of the nomination to our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of shareholders, together with required information regarding the shareholder and each person the shareholder proposes to nominate.

Shareholders can propose business, other than nominations to our board of directors, to be considered at an annual meeting of shareholders only if a shareholder follows the advance notice procedures described in Section 2. 14-b of our bylaws. In general, a shareholder must submit a written notice of the proposal together with required information regarding the shareholder and the shareholder’s interest in the proposal to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of shareholders.

Unanimous Shareholder Action in Writing

Our bylaws permit shareholders to take any action that might be taken at a meeting of the shareholders by written action, but only if it is signed by all of the shareholders entitled to vote on that action.

Provisions of Minnesota Law

The following provisions of the MBCA may have an effect of delaying, deterring or preventing an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult.

In general, Section 302A.553 of the MBCA prohibits a publicly held corporation, such as Clearfield, from purchasing shares entitled to vote for more than market value from a person that beneficially owns more than 5% of the voting power of the corporation if the shares have been beneficially owned for less than two years unless the purchase or agreement to purchase is approved at a meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or the corporation makes an offer, of at least equal value per share, to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

In general, Section 302A.671 of the MBCA provides that shares of an “issuing public corporation,” such as Clearfield, acquired by an “acquiring person” in a “control share acquisition” that exceed the threshold of voting power of any of the three ranges identified below will not have voting rights, unless the issuing public company’s shareholders vote to accord such shares the voting rights normally associated with such shares. A “control share acquisition” is an acquisition, directly or indirectly, by an “acquiring person” (as defined in the MBCA) of beneficial ownership of shares of an issuing public corporation that, but for Section 302A.671, would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person, immediately after the acquisition, to exercise or direct the exercise of a new range of voting power of the issuing public corporation with any of the following three ranges: (i) at least 20 percent but less than 33-1/3 percent; (ii) at least 33-1/3 percent but less than or equal to 50 percent; and (iii) over 50 percent. The issuing public company also has an option to call for redemption all, but not less than all, shares acquired in the control share acquisition that exceed the threshold of voting power of any of the specified ranges at a price equal to the fair market value of the shares at the time the call is given if (i) the acquiring person fails to deliver the information statement to the issuing public company by the tenth day after the control share acquisition; or (ii) shareholders have voted not to accord voting rights to the shares acquired in the control share acquisition.

In general, Section 302A.673 of the MBCA prohibits a public Minnesota corporation, such as Clearfield, from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s outstanding voting stock.

If a takeover offer is made for our stock, Section 302A.675 of the MBCA precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier takeover offer. A “takeover offer” is a tender offer which results in an offeror who owned ten percent or less of a class of our shares acquiring more than ten percent of that class, or which results in the offeror increasing its beneficial ownership of a class of our shares by more than ten percent of the class, if the offeror owned ten percent or more of the class before the takeover offer. Section 302A.675 does not apply if a committee of our board of directors formed in accordance with Section 302A.675 approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.